

June 2, 2014

<u>Via E-mail</u>
Mr. Robert Krolik
Chief Financial Officer
YELP Inc.
140 New Montgomery Street, 9th Floor
San Francisco, CA 94105

   Re: Yelp Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 3, 2014
     File No. 001-35444

Dear Mr. Krolik:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Celeste M. Murphy for

          Larry Spirgel
          Assistant Director

cc: <u>Via E-mail</u>
   David Peinsipp, Esq.
   Cooley LLP